FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated September 15, 2009 announcing that China Unicom is deploying Registrant’s SkyAbis cellular backhaul solution to enhance GSM mobile connectivity in China’s Xinjiang region.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated September 15, 2009

China Unicom deploys Gilat’s satellite-based cellular backhaul solution

– SkyAbis enhances GSM connectivity in the Xinjiang region –

Petah Tikva, Israel, September 15, 2009 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that China Unicom is deploying Gilat’s SkyAbis cellular backhaul solution to enhance GSM mobile connectivity in China’s Xinjiang region.

The deployment of Gilat’s SkyAbis cellular backhaul solution enables China Unicom’s expansion of GSM services to regions where it was not economically feasible before. Remote areas of the Xinjiang region are now able to receive high-quality mobile voice and data services similar to those offered in other developed regions in China.

China Unicom initially deployed a Gilat VSAT network in 2005, to provide rural communications applications nationwide.

Gilat’s SkyAbis is a prepackaged solution for cellular backhaul, based on the Gilat SkyEdge and SkyEdge II multi-service platforms. The solution enables operators to deploy hybrid networks that extend the reach of their terrestrial and cellular infrastructure to remote communities. SkyAbis features traffic optimization and dynamic bandwidth allocation for GSM, CDMA 2000 and UMTS backhaul, with much higher space-segment efficiencies when compared to SCPC.

Gilat’s SkyEdge and SkyEdge II platforms can be deployed quickly in harsh terrain and perform well in severe weather conditions – important attributes for many remote Chinese villages, where the mountainous terrain and cold weather make it difficult to implement a communications infrastructure.

“By implementing the SkyAbis solution, we can quickly and easily provide efficient, high-quality, broadband communications services to citizens of the Xinjiang region,” said China Unicom VP, Mr. Shen WenCui. “When compared with competing solutions, SkyAbis will enable us to conserve bandwidth. This will help us provide the most economical service to our customers.”

Rudy Colson, Gilat Regional VP, China, said, “The combination of our advanced satellite communications technology with our SkyAbis optimized cellular backhaul solution opens the door to new telecommunication niches and directions for operators such as China Unicom, who can now extend the range of cellular services to the country’s remote locations.”

Gilat’s SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat’s diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks. The newest addition to Gilat’s SkyEdge II portfolio is NetEdge™, a dedicated solution for multi star networks, specifically designed to meet the needs of corporations and cellular backhaul applications.

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space-segment utilization make it an ideal platform for operators and service providers.

About China Unicom
China Unicom is one of China’s largest telecommunications operators. For more information, please visit www.chinaunicom.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com